UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Entry into Securities Purchase Agreement with Streeterville Capital, LLC

On October 10, 2024, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note, on October 10,2024, in the principal amount of $3,149,750.00 (the “Note”), convertible into Class A ordinary shares, no par value, of the Company (the “Class A Ordinary Shares”), for a purchase price of $2,925,000.

The Note bears interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by the Investor to the Company. The Note includes an original issue discount of $204,750.00 along with $20,000.00 for the Investor’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding principal balance elected for pre-payment. The Note contains a floor price of $0.10412 for the possible future conversions into Class A Ordinary Shares.

Under the Purchase Agreement, while the Note is outstanding, the Company agrees to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note). In addition, the Note provides that upon the occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

On October 16, 2024, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions as set forth therein have been satisfied. On October 11, 2024, the Company filed a prospectus supplement (the “Prospectus Supplement”) under the registration statement on Form F-3 (File No. 333-264579), to register up to $3,149,750 Class A Ordinary Shares issuable upon the conversion of the Note. The Prospectus Supplement included certain updated disclosures regarding the Company, in particular, in the sections captioned “Prospectus Supplement Summary—Recent Developments”. In addition, the Company is furnishing in this current report, as Exhibit 5.1 hereto, an opinion of Carey Olsen Singapore LLP. Capitalized terms that are not defined herein may have meanings assigned to them in the Purchase Agreement and the Note.

The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note, which are attached hereto as Exhibits 10.1 and 10.2.

This current report on form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-264579).

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EXHIBITS

Exhibit No.	Description
5.1	Opinion of Carey Olsen Singapore LLP, British Virgin Islands counsel to the Company
10.1	Securities Purchase Agreement dated October 10, 2024, by and between the Company and the Investor
10.2	Convertible Promissory Note dated October 10, 2024, by and between the Company and the Investor

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: October 16, 2024	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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